BB 3/6

03013047

Z 3-6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 53077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramount Planners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D.Godofsky (212)314-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramount Planners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

KAREN GEORGE
Notary Public, State of New York
No. 01GE5062537
Qualified in Queens County
Commission Expires July 1, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). or Operations.
- ☒ (d) Statement of Changes in Financial Condition. or Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. or Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Member of
Paramount Planners, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of Paramount Planners, LLC (the "Company") at December 31, 2002, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 3, 2003

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2002

Assets		
Cash	$	153,313
Receivable from affiliates		1,753
Prepaid expenses		11,924
Total assets		166,990
Liabilities and Member's Capital		
Liabilities		-
Total liabilities		-
Member's Capital		166,990
Total member's capital		166,990
Total liabilities and member's capital	$	166,990

The accompanying notes are an integral part of these financial statements.

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Operations
For the year ended December 31, 2002

Revenues	$ -
Total revenues	-
Expenses	
Regulatory fees and expenses	3,606
Other	6,024
Total expenses	9,630
Loss before income tax benefit	(9,630)
Income tax benefit	1,620
Net loss	$ (8,010)

The accompanying notes are an integral part of these financial statements.

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Changes in Member's Capital
For the year ended December 31, 2002

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2002	$ 290,791	(140,791)	$ 150,000
Capital contributions	25,000	-	25,000
Net loss	-	(8,010)	(8,010)
Balances at December 31, 2002	$ 315,791	$ (148,801)	$ 166,990

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(8,010)
Non-cash expense		5,000
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in operating assets		
Receivable from affiliates		(1,753)
Prepaid expenses		(11,924)
Net cash used in operating activities		(16,687)
Cash flows from financing activities		
Contributed capital	$	20,000
Cash provided by financing activities		20,000
Net increase in cash		3,313
Cash at December 31, 2001		150,000
Cash at December 31, 2002	$	153,313

Non-cash financing activity
See Note 5 for non-cash transaction

The accompanying notes are an integral part of these financial statements.

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Notes to Financial Statements
December 31, 2002

1. Organization

Paramount Planners, LLC (the "Company"), a Delaware limited liability company, was formed on November 16, 2000. The Company is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding") and an indirect subsidiary of AXA Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. Its principal businesses are expected to be the distribution of shares of investment products, primarily mutual funds offered by affiliates and third-parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by The Equitable Life Assurance Society of the United States ("Equitable Life"), a wholly owned subsidiary of AXA Financial Services, LLC.

Holding intends to make additional capital contributions, as necessary, to fund operating losses to ensure the Company has sufficient operating resources.

As of December 31, 2002, the Company had not commenced operations.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Deferred income tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $153,313 which exceeded required net capital of $100,000 by $53,313 and did not have aggregate indebtedness.

4. Transactions with Affiliates

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services ("the Agreement"), Equitable Life will provide the Company with personnel to perform management, administrative, clerical and sales services and will make available the use of certain property and

facilities. For the year ended December 31, 2002, the Company made reimbursements of $16,703 to Equitable Life under the Agreement.

5. Capital Contributions

A capital contribution of $20,000 was made by Holding to the Company on December 23, 2002. Additionally, whereby AXF has agreed to assume and assumes certain direct professional fees incurred by the Company under the Agreement, a non-cash capital contribution of $5,000 has been recognized by the Company.

6. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits in the years in which they reduce the consolidated Federal income tax liability of AXF, while it is reimbursed for the use of such items under the State agreement in the years they actually reduce the consolidated State income tax liability of Holding.

The Statement of Financial Condition includes a $1,620 income tax receivable classified within Receivable from affiliates. The difference between the expected federal income tax benefit and the statutory tax rate of 35% is attributable to the contribution of costs described in Note 5, for which no tax benefit was accrued.

The Company has State and Local deferred tax assets of approximately $400 arising from net operating losses for which a full valuation reserve has been taken. The Company has determined that it is more likely than not that the deferred tax asset will not be realized.

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Computation of Net Capital Under Rule 15c3-1
December 31, 2002 **Schedule I**

Net Capital		
Total member's capital	$	166,990
Nonallowable assets		
Receivable from affiliates		(1,753)
Prepaid expenses		(11,924)
Total		(13,677)
Net capital before haircuts on securities positions		153,313
Haircuts on securities positions		-
Net capital	$	153,313
Computation of basic net capital requirement		
Aggregate indebtedness		
Total liabilities	$	-
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Capital in excess of minimum requirements	$	53,313
Ratio of aggregate indebtedness to net capital		0 to 1

No material differences exist between the above computations and the computations included in the Company's unaudited FOCUS Report as of December 31, 2002.

Paramount Planners, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002 **Schedule II**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(*i*) and (k)(2)(*ii*) of that Rule.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Accounting Control
Pursuant to SEC Rule 17a-5

To the Board of Directors and Member of
Paramount Planners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Paramount Planners, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 3, 2003